UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Subject Company)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

864909106

(CUSIP Number of Class of Securities)

Peter Greenleaf

Chief Executive Officer, Chairman of the Board of Directors

Sucampo Pharmaceuticals, Inc.

805 King Farm Boulevard, Suite 550

Rockville, Maryland 20850

(301) 961-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Christian E. Plaza, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by Sucampo Pharmaceuticals, Inc., a Delaware corporation (“Sucampo”), with the Securities and Exchange Commission on January 16, 2018, relating to the offer by Mallinckrodt plc, an Irish public limited company (“Mallinckrodt”), and Sun Acquisition Co., a Delaware corporation and a wholly owned indirect subsidiary of Mallinckrodt, to acquire all of the outstanding shares of Sucampo’s Class A common stock, $0.01 par value per share, for a purchase price of $18.00 per Share to be paid to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 2018, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following hereto:

Exhibit Number	Description

(a)(8)	Letter to Sucampo employees re: “Transaction Impact on Sucampo Options, RSUs and Shares” sent on February 5, 2018.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUCAMPO PHARMACEUTICALS, INC.

	By:	/s/ Peter Greenleaf
	Name:	Peter Greenleaf
	Title:	Chief Executive Officer, Chairman of the Board of Directors
Dated: February 5, 2018